SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 5)*

Conformis, Inc.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

20717E101

(CUSIP Number)

March 27, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20717E101	13G	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). aeris CAPITAL Archer L.P. (“Aeris”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,394,639 shares.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,394,639 shares.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,639 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 20717E101	13G	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). SGR Sagittarius Holding AG (“SGR”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,886,937 shares.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,886,937 shares.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,937 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20717E101	13G	Page 4 of 6

ITEM 1(A).	NAME OF ISSUER

Conformis, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

28 Crosby Drive

Bedford, MA 01730

ITEM 2(A).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is filed by aeris CAPITAL Archer L.P. (“Aeris”) and SGR Sagittarius Holding AG (“SGR”), who are collectively referred to herein as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal business office of Aeris is c/o Avalon Trust & Corporate Services, Ltd., Landmark Sq, 1st Floor, 64 Earth Close, PO Box 715, Grand Cayman, KY1-1107, Cayman Islands. The principal business office of SGR is Brügglistrasse 2, 8852 Altendorf, Switzerland.

ITEM 2(C).	CITIZENSHIP

Aeris is a Cayman Island limited partnership.

SGR is a corporation organized in Switzerland.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Shares of Common Stock, $0.00001 par value per share (“Common Stock”)

ITEM 2(E).	CUSIP NUMBER

20717E101

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

As of March 27, 2019, the Reporting Persons in the aggregate beneficially owned 3,281,576 shares of Common Stock of the Issuer, representing approximately 4.8% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) Aeris beneficially owns 1,394,639 shares of Common Stock of the Issuer, representing approximately 2.1% of the class, and (ii) SGR beneficially owns 1,886,937 shares of Common Stock of the Issuer, representing approximately 2.8% of the class. The percentages of Common Stock beneficially owned by the Reporting Persons are based on a total of 67,916,658 shares of Common Stock outstanding as of February 28, 2019, as reported in the Issuer’s definitive proxy statement dated March 15, 2019.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.  ☒

CUSIP NO. 20717E101	13G	Page 5 of 6

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of Aeris, the general and limited partners of such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2019

SGR Sagittarius Holding AG

By:	/s/ Bernd Kammerlander, /s/ Manuel Werder
Name:	Bernd Kammerlander, Manuel Werder
Title:	Directors

aeris CAPITAL Archer L.P.

By:	/s/ Ralph Woodford
Name:	Ralph Woodford
Title:	Director